Exhibit 12.1
WESCO International, Inc.
Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

						Nine Months Ended
	Year Ended December 31,					September 30,
	2005	2004	2003	2002	2001	2006	2005
Consolidated Statements of Income Data:
Income before income taxes	$150,884	$99,498	$39,091	$25,970	$33,368	$237,593	$93,493
Add:
Portion of rental expense representative of the interest component of rental expense	11,067	11,033	10,833	10,967	10,833	9,355	7,976
Interest expense, including amortization of debt issuance costs	30,183	40,791	42,317	42,985	45,140	17,100	22,425

Fixed charges	41,250	51,824	53,150	53,952	55,973	26,455	30,401

Earnings before taxes and fixed charges	192,134	151,322	92,241	79,922	89,341	264,048	123,894

Ratio of earnings to fixed charges	4.7x	2.9x	1.7x	1.5x	1.6x	10.0x	4.1x